IPSEN
Innovation for patient care

RECEIVED
2006 JUN 21 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

12 June 2006

06014527

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

P.o

Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Type 2 diabetes therapy: Ipsen is currently testing an innovative sustained release formulation of its GLP-1 analogue based on its proprietary drug delivery system technologies

Paris, 12 June 2006 – Ipsen (Euronext: FR0010259150; IPN) announced today that it is currently testing an innovative and convenient sustained release formulation of BIM 51077 for the treatment of type 2 diabetes. This GLP-1 analogue consists of an aqueous solution without organic solvent or excipient. The low volume solution can be injected subcutaneously with a small 29 gauge needle insulin syringe. This formulation is based on Ipsen proprietary drug delivery system technologies.

On 11 June 2006, two posters (three abstracts) were presented at the American Diabetes Association (ADA) scientific meeting in Washington D.C. on the results of BIM 51077 studies:

- a phase II study conducted over a 7-day period then extended to 28 days of treatment;
- preclicinical studies for sustained release formulations.

The phase II results were presented by Dr. Christoph Kapitza, Chief Operational Officer of Profil, a research institute for clinical studies in the area of diabetes. The results showed that BIM 51077 administered by continuous subcutaneous infusion over 7 days was well tolerated, with a linear pharmacokinetic dose-response relationship and led to expected pharmacodynamic responses such as notable decreases in blood glucose and glucagon levels and increases in insulin concentrations. The results also showed in this trial that BIM 51077 administered in type 2 diabetic patients over 28 days was well tolerated and achieved marked and sustained improvements in diabetes control.

The preclinical results, presented by Ipsen, showed that sustained release formulations of BIM 51077 injected subcutaneously demonstrated a sustained release profile with a very low burst and long duration of release that made these formulations suitable candidates to be tested in humans.

Consequently, phase I clinical trials are currently ongoing in diabetic patients to demonstrate the suitability of a sustained release formulation for subcutaneous administration every one or two weeks with the goal of ultimately providing a ready-to-use, user-friendly, self-administration solution for patients.

"The results of our study demonstrate that this novel GLP-1 analogue, BIM 51077, is an attractive candidate and warrants further investigation as potential therapy for patients with type 2 diabetes" said Dr. Kapitza.

Jacques-Pierre Moreau, Ipsen's Executive Vice President and Chief Scientific Officer, said that "BIM 51077 was selected among a series of GLP-1 analogues based on the human sequence, to provide a slow release formulation in aqueous solution which can be conveniently injected with insulin size needle, thus facilitating patients' compliance. The results obtained in the preclinical studies confirm the potential of the BIM 51077 slow release formulations with a release profile compatible with weekly, bimonthly or even longer dose regimens. These results are very encouraging for the treatment of type 2 diabetes."

About BIM 51077

BIM 51077, which is an analogue of peptide hormone GLP-1 (Glucagon Like Peptide-1), is covered by an option for a development and distribution licence with Roche. BIM 51077 controls insulin secretion in response to elevated blood glucose levels. This compound is currently in phase II clinical trials for glycaemia control in diabetic patients. Ipsen is aiming to develop the molecule in sustained-release formulations. Thanks to its advanced drug delivery platform, the Group has already identified several sustained-release formulations, which are currently undergoing phase I trials. In Japan, the Group's Japanese partner (Teijin) has completed phase I trials of BIM 51077 and is starting further phase I trials with sustained-release formulations.

About Ipsen's innovative delivery technologies

Ipsen is one of the world leaders in sustained-release delivery systems of peptides and is currently marketing sustained release formulations of triptorelin (Decapeptyl®) and lanreotide (Somatuline® and Somatuline® Autogel®). The Group is also pursuing pre-clinical development of sustained-release formulations of Somatuline® Autogel® for longer treatment durations. A 4-month formulation of Decapeptyl® is currently in phase II clinical studies. In addition, Ipsen signed a R&D agreement with Genentech in November 2004, which covers the development of sustained-release formulations of recombinant human growth hormone.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's internet website is www.ipsen.com.

For further information

Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 88 - Fax: +33 (0)1 44 30 43 21
e-mail: david.schilansky@ipsen.com